Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on August 12, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST
CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 12, 2010.
Daily News Brief
August 12, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	TD to Participate in North American Closed Loop Paper Recycling System — TD Bank News Release
TD Bank, America’s Most Convenient Bank®, and its parent company TD Bank Financial Group (TD) today announced its participation in paper manufacturer Boise Inc.’s Closed Loop System™, a paper recycling program that guarantees at least 1,500 metric tonnes of paper from TD’s operations in Canada and the U.S. is diverted from landfills and used in the production of recycled office paper. [TD Bank’s Gerry Guidice is quoted.]
2.	Video Contest For Coin Savers — Newsday
“What are you going to do with the money you’re saving?” That was a question put to 6- to 12-year-olds earlier in the summer at Eisenhower Park in East Meadow. [TD Bank is mentioned.]
3.	TD Bank Survey: Small Business Owners a Happy Bunch — MyBankTracker.com
TD Bank conducted a survey recently to explore how small business owners felt about their economic standing. The results of the TD Small Business Happiness Index showed 69% of American small business owners consider themselves “very happy” and 61% consider themselves happier than their peers. [TD Bank’s Fred Graziano is quoted.]
4.	Mass Cat Death Avoided on South Beach — Miami News Times (blog)
A demolition project set to destroy an abandoned building in South Beach had to be postponed today. What dare stop the might wrecking ball? Kitty cats, apparently. According to Local 10, the foreclosed building at 321 Ocean Drive has become home to a colony of cats. A group of residents, led by Danielle Crocker, pleaded with the building’s owner TD Bank and the demolition contractors ASC Inc.
5.	South Financial Group Selling 4 Mercantile Bank Branches in Florida to CenterState — citybizlist.com
CenterState Banks Inc. (Nasdaq: CSFL), the parent of CenterState Bank of Florida N.A., has entered into an agreement to buy all four Putnam County, Fla., branches of Mercantile Bank, a division of South Financial Group (Nasdaq: TSFG), according to an SEC filing. [TD Bank is mentioned.]
6.	Businesses Donate To United Way Backpack Drive — MetroWest Daily News (NY)

TD Bank donated 200 backpacks and more than $4,000 worth of school supplies to the United Way of Tri-Country’s Back-to-School Backpack Program.
7.	If A Bank Opens In The Woods, And Nobody Gets Free Hot Dogs, Do We Care Anymore? — bksouthie.com
This Capital One Bank at 18th Avenue and 67th Street has been in the works for over a year now. It finally opened recently. I’m not sure when. Was it last week? Maybe the week before? [TD Bank is mentioned.]
8.	A Hero’s Welcome — Burlington County Times (PA)
The sign outside his house said it all: “Thank you, Medford Lakes. Hunter Brooks.” At the Canoe Carnival on Saturday in the lakeside community, neighbors welcomed Hunter and his mom, Mindy, home from Boston. It was the ending of quite a week — and actually quite a year — for the young man who turned 15 on Aug. 1. [TD Bank’s Rebecca Acevedo is quoted.]
9.	RBC Searches For A Buyer For Life Insurance Unit — Bank Investment Consultant
Royal Bank of Canada is looking for a buyer for its U.S. insurance unit, Liberty Life Insurance Co., Bloomberg News reported on Tuesday. Like what you see? Click here to sign up for our daily newsletter to get the latest on advisor market trends, investment management, retirement planning, practice management, technology, compliance and new product development. [Toronto-Dominion Bank is mentioned.]
10.	Center City District Restaurant Week Presented By TD Bank Returns In September With Two Weeks Of Wonderful Dinners And Lunches For Everyone — Weekly Press (PA)
As Philadelphia settles down after a long, hot summer, it’s time to focus and get back to work- the work of enjoying some of the city’s finest restaurants and most talented chefs, during Center City District Restaurant Week presented by TD Bank.
11.	Playhouse on Park: Time for Change in West Hartford — Hartford Courant — blog (CT)
Here’s a novel fundraiser. Supporters of West Hartford’s Playhouse on Park are encouraged on Tuesday, Sept. 14 to take their change bowl, bring it to TD Bank at 29 South Main St. in West Hartford and donate it to the theater.
12.	Tennis Makes A Difference In Camden — Courier-Post (NJ)
Eight-year-old twins Jaceline and Jacqueline Garcia, along with their older sister Thalia, 11, were having a ball playing tennis on a warm, sunny Wednesday morning at Rutgers-Camden University. [TD Bank is mentioned.]
13.	Former Red Sox Star Has Successful Business Based In Merrimack — Merrimack Journal (NH)

Former Boston Red Sox player Rico Petrocelli has switched from smashing homers in front of sellout crowds to selling unique promotional services through his Merrimack-based business, Petrocelli Marketing Group. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	Outdoing Fed, FDIC Targets Checks, ACH Overdrafts — American Banker
The Federal Deposit Insurance Corp. ramped up pressure Wednesday on the banking industry to curb overdraft fees, releasing proposed guidelines that would go beyond recent Federal Reserve Board rules.
2.	New Federal Rules Are Aimed At Containing Big Debit Overdraft Fees — Pittsburgh Post-Gazette
Come the end of the week, you won’t have to worry anymore about inadvertently spending $35 for a candy bar or can of Coke — unless you want to. New federal regulations are about to kick in aimed at helping people avoid getting blindsided by big debit card overdraft fees.
3.	Visa Enhances Its Small-Business Network — American Banker
Small-business owners now have more ways to interact with other entrepreneurs on the Visa Business Network.
TD BANK NEWS
1.	TD to Participate in North American Closed Loop Paper Recycling System Innovative approach to recycling diverts 1,500 metric tonnes of paper from landfill per year; equivalent to more than 300 million sheets of paper August 11, 2010 — TD Bank News Release
CHERRY HILL, N.J. and PORTLAND, Maine, Aug. 11 /PRNewswire-FirstCall/ — TD Bank, America’s Most Convenient Bank®, and its parent company TD Bank Financial Group (TD) today announced its participation in paper manufacturer Boise Inc.’s Closed Loop System™, a paper recycling program that guarantees at least 1,500 metric tonnes of paper from TD’s operations in Canada and the U.S. is diverted from landfills and used in the production of recycled office paper. TD then purchases the recycled paper for use in its operations — hence the closed loop system. TD is the first Canadian company to participate in a closed loop recycling system and the first to have one that is North American-wide.
“There is a reason why ‘green’ is our color of choice. TD is taking significant steps to green our operations. We keep looking for ways to reduce our environmental footprint and elimination of waste is key to this,” says Gerry Guidice, head, U.S. Real Estate, TD Bank. “This program means we will generate less waste — diverting it from landfills — and recycle more, which is great for the environment and business.”
Each year, TD purchases approximately 3,500 metric tonnes of Forest Stewardship Council certified office paper for its North American operations. Approximately 1,050 metric tonnes of recycled material is required to manufacture the 3,500 metric tonnes of paper used by TD — the bank delivers to its partners 1,500 metric tonnes to ensure adequate supply.

“TD’s participation in the closed loop system is both a win for their business and for the environment,” says Marty L. Parker, Customer Focus/Governmental Affairs Manager, Boise Inc. “The system has a direct and quantifiable impact on the environment by interrupting the solid waste stream and diverting waste from landfills.”
How TD’s closed loop recycling system works
Participants in the program include TD, Iron Mountain, Recycle America/Waste Management and Boise. Each organization represents one stage of the closed loop system, which is based on volume credits to minimize environmental impact.
•	Using the paper: As the consumer, TD purchases and uses paper.

•	Protecting the information: The used paper goes through a confidential shred by Iron Mountain.

•	Transport: The shredded paper is transported by a waste broker (Recycle America/Waste Management) to a manufacturer of recycled content pulp, like Boise.

•	A second life: The pulp is used in the manufacturing process and turned back into paper by Boise, a paper manufacturer.
TD’s closed loop recycling system will save nearly 43,000 trees each year(1) — the equivalent of 300 million sheets of paper.
The closed loop recycling program is part of TD’s goal to manage and perform its daily operations in a manner that reduces its environmental impact. Earlier this year, TD became the first North American-based bank to ensure its global operations are carbon neutral. TD Bank, America’s Most Convenient Bank®, also announced earlier this year that it is the largest U.S.-based bank to achieve carbon neutrality, an accomplishment that was recently touted by the U.S. Environmental Protection Agency as the bank was named the nation’s 15th greenest organization.
From facilities management to purchasing renewable energy, to waste diversion and recycling to green procurement, TD is constantly striving to manage its resources in a way that promotes the long-term sustainability of the environment. For more information, please visit http://www.td.com/corporateresponsibility/environment/index.jsp.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world’s leading online financial services firms, with more than 6 million online customers. TD Bank Financial Group had CDN$574 billion in assets on April 30, 2010. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
About TD Bank, America’s Most Convenient Bank®

TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $160 billion in assets, and provides customers with a full range of financial products and services at more than 1,100 convenient locations from Maine to Florida. Effective April 16, 2010, TD Bank has acquired certain assets of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank, and currently operates under those trade names. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. For more information, visit www.tdbank.com.
TD Bank, America’s Most Convenient Bank, is a member of TD Bank Financial Group (TSX, NYSE: TD) of Toronto, Canada, a top 10 financial services company in North America and one of the few banks in the world rated Aaa by Moody’s.
(1) Environmental impact estimates were made using the Environmental Defense Fund Paper Calculator. For more information visit http://www.edf.org/papercalculator/.
Top
2.	Video Contest For Coin Savers By Patricia Kitchen August 11, 2010 — Newsday
“What are you going to do with the money you’re saving?”
That was a question put to 6- to 12-year-olds earlier in the summer at Eisenhower Park in East Meadow.
With parental permission, the kids’ comments were recorded, and the young people are now entered in a video contest being run by TD Bank to celebrate the 10th anniversary of its Penny Arcade coin-counting machines, which last year processed more than 31 billion coins, half of them pennies.
Among the young savers’ responses:
•	Give to charity, help my family and animals.

•	Give a house to my parents.

•	Help birds in the oil spill.

•	Saving for an ultimate food drive for people in Haiti.

•	Buy a trampoline.
The public has until Sept. 30 to choose winners from 10 regions, Long Island included. Each regional winner will receive $100 bank gift card, and bank officials will then choose a grand-prize winner of a $5,000 scholarship.
Hit this link for the Eisenhower Park entrants: http://www.tdbank.com/
Top
3.	TD Bank Survey: Small Business Owners a Happy Bunch

August 9th, 2010 — MyBankTracker.com
TD Bank conducted a survey recently to explore how small business owners felt about their economic standing. The results of the TD Small Business Happiness Index showed 69% of American small business owners consider themselves “very happy” and 61% consider themselves happier than their peers.
In a TD Bank press release, Fred Graziano, TD’s head of retail and small service banking said the study, “confirms that life as a small business owner can be quite fulfilling. Even in a tough economy, they’re willing to tackle the ongoing challenges of managing a business in exchange for the personal satisfaction of being their own boss.” Graziano went on to explain that small business owners are leading the way to economic recovery with their determination and optimism.
The Results
•	97% of owners said that owning a small business gave them a sense of pride and accomplishment

•	94% felt a strong connection to their employees and 88% felt a strong connection to their customers

•	82% said that owning a small business gave them extra time for volunteer opportunities as well time to make donations to charities, sports teams and events
Owning a small business can be stressful because of the large amount of responsibility on the shoulders of the employer. According to TD Bank’s survey, this risk and added pressure is worth the reward. There is no way of finding out whether or not small business owners are happier than their counterparts without conducting the same survey with bigger business owners. This data does show that small business owners are satisfied with their career decisions and that 87% are confident that five years from now they will still be running their own business.
Details on the Survey
TD gauged the attitudes of small business owners in 12 metropolitan areas across North America. A company of five to 50 employees was considered a small business. A total of 1,213 small business owners were surveyed.
About the banks
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $142 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine.
Top
CAPA has contacted this outlet to correct the inaccuracies.
4.	Mass Cat Death Avoided on South Beach

By Kyle Munzenrieder August 11, 2010 — Miami News Times (blog)
A demolition project set to destroy an abandoned building in South Beach had to be postponed today. What dare stop the might wrecking ball? Kitty cats, apparently.
According to Local 10, the foreclosed building at 321 Ocean Drive has become home to a colony of cats. A group of residents, led by Danielle Crocker, pleaded with the building’s owner TD Bank and the demolition contractors ASC Inc. Apparently they were going to go threw with the destruction with the felines still inside, assuring a mass kitty death.
Crocker even promised to stand in front of the bulldozer to save every cats’ nine lives.
However, the cats have been saved, and professional trappers will remove the cats before the deconstruction.
Miami-Dade Animal Services says that they are supposed to be notified if a building with animals is to be destroyed. However the never got noticed from TD, and said the bank could have faced felony charges for knowingly cause harm to animals.
The plan is now to remove all of the cats, and continue with the demolition next week. Some estimates say that as many as 300,000 cats now call foreclosed home in Miami Beach, alone, home.
Top
5.	South Financial Group Selling 4 Mercantile Bank Branches in Florida to CenterState August 11, 2010 — citybizlist.com
GREENVILLE, S.C. — CenterState Banks Inc. (Nasdaq: CSFL), the parent of CenterState Bank of Florida N.A., has entered into an agreement to buy all four Putnam County, Fla., branches of Mercantile Bank, a division of South Financial Group (Nasdaq: TSFG), according to an SEC filing.
The agreement by the Winter Haven, Fla.-based bank holding company includes as a party Cherry Hill, N.J.-based TD Bank N.A., whose Canadian parent TD Bank Financial Group (NYSE: TD) in May said it will buy South Financial Group, of Greenville, S.C., for $191.6 million. The merger has yet to close and faces at least one lawsuit from shareholders of South Financial.
Under the agreement, CenterState will acquire the four Mercantile Bank branches with deposits of $113 million, as of June 30, and a portfolio of performing loans worth $125 million at 90 percent of its value, or $112.5 million, plus accrued and unpaid interest. Further, CenterState will have the right to return to TD Bank any acquired loan that turns delinquent or needs to be written off as a loss.
The agreement will close after 90 days and has customary non-compete and termination clauses.
Top

6.	Businesses Donate To United Way Backpack Drive By Scott O’Connell August 11, 2010 — MetroWest Daily News (NY)
FRAMINGHAM — TD Bank donated 200 backpacks and more than $4,000 worth of school supplies to the United Way of Tri-Country’s Back-to-School Backpack Program.
In addition, Raytheon employees provided $3,000 worth of backpacks and other school supplies to the drive, which gives the donations to needy kids in the Tri-Country’s 34 member towns.
This year 400 backpacks were donated to the drive.
Other donors included Acadia Insurance, Allegra Print and Imaging, Avidia Bank, BJ’s, Bose Corporation, Computer Associates, Inc., Fitts Insurance, Instron, Iron Mountain, Middlesex Savings Bank, Milford National Bank, and State Farm Insurance.
Yesterday, volunteers helped sort and pack the backpacks for delivery to partner agencies in the region.
This is the United Way’s 10th summer running the backpack drive, which has raised $110,000 and distributed more than 4,400 backpacks to local students since its inception.
In addition to businesses, individual donors also contribute to the drive each year.
Top
7.	If A Bank Opens In The Woods, And Nobody Gets Free Hot Dogs, Do We Care Anymore? By Brian Hedden August 11, 2010 — bksouthie.com
This Capital One Bank at 18th Avenue and 67th Street has been in the works for over a year now. It finally opened recently. I’m not sure when. Was it last week? Maybe the week before?
I’m not sure, because I didn’t get a free hot dog for it.
It opened across the street from the no-longer-new TD Bank, which set the high bar for truly grand openings for bank branches last year with free hot dogs, animal balloons, and live music. All without even setting foot inside of the bank.
I’m not sayin’ TD is a better bank than Capital... I’m just sayin’ TD puts on a better show.
Top

8.	A Hero’s Welcome By Peg Quann August 11, 2010 — Burlington County Times (PA)
MEDFORD LAKES — The sign outside his house said it all: “Thank you, Medford Lakes. Hunter Brooks.”
At the Canoe Carnival on Saturday in the lakeside community, neighbors welcomed Hunter and his mom, Mindy, home from Boston. It was the ending of quite a week — and actually quite a year — for the young man who turned 15 on Aug. 1.
The teenager with the soft, fawn-colored eyes and firm handshake has grown up a lot. Hunter and his community had a good reason to celebrate. He’d just finished six grueling weeks of radiation treatments for brain cancer.
For this special birthday, Hunter, a Shawnee High School freshman, got a special present earlier in the week. Members of the hiphop group Black Eyed Peas greeted him backstage when he attended their concert at the TD Garden in Boston on Tuesday night. The concert tickets were a gift from a friend to mark his birthday and the successful completion of the treatments at Massachusetts General Hospital.
When Hunter’s mother received the tickets, she thought maybe she could arrange for Hunter to meet the band. TD Bank’s news release on the concert gave the name of Jimmy Hernandez of Mount Laurel as a contact. Would one Jersey guy help another?
“He didn’t blink an eye,” Mindy Brooks said. “Let me see what I can do,” he told her.
“We wanted to do all we could to help her, one of our customers, and her son to make his dream come true,” said Rebecca Acevedo, a TD Bank spokeswoman.
So Tuesday, Hunter got to talk to Fergie, apl.de.ap and Taboo, three members of the popular band.
“It was very cool,” he said, smiling shyly under the baseball cap he wears. He got their autographs and they joined him in a photo. Hunter also has received a telephone call from Olympic speed-skater Apolo Ohno and he got to meet ice skater Evan Lysacek. He’d really like to meet fellow snowboarder Shaun White.
“I try to give him all the perks I can for having cancer, but still not make him spoiled,” his mom said. She kissed him gently on the cheek. “He’s a good kid, a good sport.”
In a way, the radiation treatments were a reason to celebrate.
Hunter couldn’t have had them if the cancer hadn’t already been destroyed by the chemotherapy he underwent earlier in the year at Children’s Hospital of Philadelphia, Mindy Brooks said.
“The chemo got rid of the tumors,” she explained.
Hunter was diagnosed in January. He had been having headaches and was so thirsty that he was drinking up to 12 liters of water and other fluids a day. His mom knew something was wrong. It turned out he had a form of diabetes caused by the two tumors in his brain.

At Children’s Hospital, Hunter underwent a procedure to insert a shunt to relieve the buildup of fluid in his brain and to biopsy the tumors. He then received chemotherapy.
Once he completed the chemo, doctors wanted Hunter to have radiation treatments of his brain and spine.
In May, the hospital acquired a new proton therapy machine that makes radiation treatments more precise and less damaging to surrounding tissue than conventional treatments, said Rachel Salis-Silverman, a hospital spokeswoman.
But, Mindy Brooks said, the machine still wasn’t ready for use when Hunter needed his treatment. Massachusetts General did have the machine available for spinal use, so mother and son headed to Boston.
Now that Hunter has completed his treatments, he’s home resting to regain his strength. The doctors in Boston were amazed that he was up to going to the concert, sailing and sightseeing — several of the activities he did while visiting. Hunter and his mother stayed at Christopher’s Haven in Boston, a center where they could have their own apartment while Hunter underwent his treatments.
Hunter’s dad, Dennis, and older brother, Justin, 19, remained at home, along with all the neighbors and friends who have been rooting for him.
“Everyone’s been great. It gives you a whole new perspective + until it hits you and hits home,” Dennis Brooks said, his voice drifting off.
The family has a large “V” on its front lawn, the same shape as the scar Hunter has on the back of his head. The Brookses consider it a victory sign.
“This kind of became my thing,” Hunter said. He’s also touting a Mohawk-style hairdo because of the chemotherapy.
The Brookses hope to help other teenagers and their parents who are dealing with cancer. Children’s hospitals, Mindy Brooks said, are designed for young children and she thinks it would be helpful if they had more services for teenagers. She is concerned that brain cancer, which, she said, has a high mortality rate for children, is “vastly underfunded.”
Brooks is hoping to start a “Fight Club” for teenage cancer victims. She had contacted soda giant PepsiCo’s Pepsi Refresh Project, which funds special nonprofit programs. The company is reviewing her request, she said.
In the meantime, she said anyone who wants to contribute to childhood brain tumor research or care for those going through treatments can make a donation to the following organizations: Children’s Hospital of Philadelphia (http://www.chop.edu); Chai Lifeline (http://www.chailifeline.org); Christopher’s Haven (http://www.christophershaven.org); and Massachusetts General Hospital (http://www.mgh.harvard.edu).
Top
9.	RBC Searches For A Buyer For Life Insurance Unit By Ruthie Ackerman

August 11, 2010 — Bank Investment Consultant
Royal Bank of Canada is looking for a buyer for its U.S. insurance unit, Liberty Life Insurance Co., Bloomberg News reported on Tuesday.
Like what you see? Click here to sign up for our daily newsletter to get the latest on advisor market trends, investment management, retirement planning, practice management, technology, compliance and new product development.
If the rumors are true, it could be a sign that the bank has decided to pull out of the U.S., said Michael Goldberg, an analyst at Desjardins Securities, in a note to clients.
“If the reported effort to sell Liberty is true, we would view it as Royal Bank of Canada culling its US operations, consistent with a strategy to ‘go big or go home’, having come to the conclusion that it has no viable prospect of establishing a stronger US insurance franchise,” Goldberg said. “Our view has been that Royal will eventually decide to go big. The sale of Liberty would then provide some proceeds that could be redeployed in that direction.”
Goldman Sachs Group has been helping the bank look for buyers and is expected to sell for less than $1 billion, according to Bloomberg’s sources. The unit was bought over a decade ago for $650 million.
Gillian McArdle, a spokeswoman at Royal Bank of Canada, declined to comment, saying in an email that “we don’t comment on rumors or speculation about any of our businesses.”
In March, Gord Nixon, Royal Bank of Canada’s chief executive, said in an interview at Bloomberg’s headquarters in New York that the firm will weigh all options for its U.S. consumer bank including a sale, merger or takeovers to revive its business after posting seven straight quarterly losses.
In May, the Canadian company’s U.S. operation’s chairman and chief executive, W. James Westlake, said the bank feels no added pressure to resume U.S. acquisitions despite the fact Toronto-Dominion Bank is buying South Financial Group Inc. in Greenville, S.C. — a move that would give TD its first banking operations in the Carolinas, where RBC Bank is based.
“This doesn’t change anything for us,” Westlake said in an interview in May after a speech at the North Carolina CEO Forum. Despite the new TD Bank presence in the Carolinas and Florida, Westlake saw just a “minor overlap” in the markets served by the Canadian-owned banks. But H. Lynn Harton, South Financial’s chief executive, said that selling to TD “absolutely” creates a growth opportunity in the Southeast. “This is the very beginning of a strong expansion for us,” he said.
Westlake said the company has been more focused on diversifying its product lineup, such as capital markets and wealth management, than making acquisitions for its retail bank. It has had major management changes, naming former Wachovia Corp. executive Reggie Davis president in September and replacing Scott Custer with Westlake a month later.
RBC’s U.S. retail branch network now extends across Florida, Georgia, Alabama and North Carolina, but it has also suffered through the financial meltdown because of strong exposure to the U.S. real estate market.

Top
10.	Center City District Restaurant Week Presented By TD Bank Returns In September With Two Weeks Of Wonderful Dinners And Lunches For Everyone By Haywood Brewster August 11, 2010 — Weekly Press (PA)
As Philadelphia settles down after a long, hot summer, it’s time to focus and get back to work- the work of enjoying some of the city’s finest restaurants and most talented chefs, during Center City District Restaurant Week presented by TD Bank. For two weeks, September 12-17 & 19-24, 2010, 126 restaurants will offer the city’s best cuisine at just $35 for three courses (not including tax, gratuity or alcohol). In addition, 59 of the participating restaurants will also offer a three-course lunch for $20.
The fall 2010 roster includes such Restaurant Week newcomers as Amuse, Barbuzzo, Con Murphy’s Irish Pub, Cooperage: A Wine and Whiskey Bar, Girasole, Knock, Max Brenner Chocolate by the Bald Man, Percy Street Barbeque, Pumpkin, Q Lounge, Sampan, Tavern on Broad, Tweed and Zama.
Organized by the Center City District and Rittenhouse Row as a way to highlight Center City’s vast selection of established and new restaurants, Center City District Restaurant Week presented by TD Bank also offers patrons an incredible value, requiring each establishment’s three-course menu to have a check value of $55 or more. For the three-course lunch portion of the promotion, the value point is $25-30.
Since its inception in September 2003, the fourteen Restaurant Weeks have generated over $23.1 million in sales for participating restaurants and pumped even more into Center City’s economy, as diners stick around to enjoy everything that Philadelphia’s downtown has to offer.
Making reservations is easy as can be at CenterCityPhila.org/RestaurantWeek. There, you can browse a complete list of participating restaurants, consult menus and make reservations through OpenTable.com. Make sure to book early.
At the end of their meal, all diners will receive an entry form for the Center City District Restaurant Week presented by TD Bank Grand Prize Contest. The prize? An entire year of culinary adventure — fifty-two $50 gift certificates from select Center City restaurants. People can also enter to win online, at CenterCityPhila.org, or by picking up an entry form at 660 Chestnut Street, Monday-Friday, between 9 a.m. - 5 p.m.
The Philadelphia Parking Association and Philadelphia Parking Authority work together during Center City District Restaurant Week presented by TD Bank to offer parking at a deep discount of $9 or less at dozens of lots and garages all over Center City. All you have to do is present a voucher from a participating restaurant from 5 p.m. -1 a.m. Participating parking facilities will be identified with a Center City District Restaurant Week presented by TD Bank poster at their entrance.
We will also be offering the following food sampling events to get people in the mood for Center City District Restaurant Week presented by TD Bank:

•	August 19: TD Bank, 19th and Market streets, noon-1 p.m.

•	August 31: TD Bank, 18th and Walnut streets, noon-1 p.m.

•	September 8: The Shops at Liberty Place, 1625 Chestnut Street, 12:30 p.m.
September’s participating restaurants: 1225 Raw Sushi & Sake Lounge, Alma de Cuba, Amada, Amuse, Audrey Claire, Azalea Restaurant at the Omni Hotel, Barbuzzo Restaurant, Bella Cena, Bellini Grill, Bindi Restaurant, Bistro 7, Bistro La Baia, Bistro La Viola, Bistro Romano, Bistro St. Tropez, Bleu Martini, Branzino Italian Ristorante, Bridget Foy’s, Buddakan, Butcher and Singer, Byblos Restaurant and Bar, Cafe Nola, Caribou Café, Chez Colette at Sofitel Hotel, Chifa, Chima Brazilian Steakhouse, Cichetteria 19, City Tavern Restaurant, Con Murphy’s Irish Pub, Cooperage: A Wine & Whisky Bar, Cuba Libre Restaurant & Rum Bar, D’Angelo Ristorante Italiano and Lounge, Davio’s Northern Italian Steakhouse, Del Frisco’s Double Eagle Steak House, Devil’s Alley, Devon Seafood Grill, DiNardo’s Famous Seafood, Dolce Restaurant, Downey’s Restaurant, El Vez, Estia, Farmicia, Fat Salmon, Fork, Friday Saturday Sunday, Fuji Mountain Restaurant, GiGi Restaurant and Lounge, Girasole Ristorante, Haru Philadelphia, Il Portico Ristorante, Joe Pesce, Joseph Poon Chef Kitchen, Knock Restaurant & Bar, La Famiglia Ristorante, La Fontana della Citta, La Viola West, Lacroix at the Rittenhouse, LaScala’s Restaurant and Bar, Le Bec-Fin, Le Castagne, Lolita Restaurant, M Restaurant at the Morris House Hotel, Marmont Steakhouse, Max Brenner Chocolate by the Bald Man, McCormick & Schmick’s Fresh Seafood Restaurant, Mercato, Meritage Restaurant, MIGA Korean BBQ & Bar, Mission Grill, Morton’s, The Steakhouse, Noble American Cookery, Novita Bistro, Palace at the Ben, Panini’s Trattoria, Paradigm Restaurant, Percy Street Barbeque, Phillips Seafood Restaurant, Porcini Restaurant, Portofino Restaurant, Positano Coast by Aldo Lamberti, Pub & Kitchen, Public House Logan Square, Pumpkin Restaurant, Q BBQ & Tequila, Q Lounge & Kitchen, R2L, Ristorante La Buca, Ristorante Panorama, Rum Bar Lounge & Restaurant, Ruth’s Chris Steak House, Salento, Sampan, Seafood Unlimited, Shiroi Hana Japanese Restaurant, Smith & Wollensky, Smokin’ Betty’s, SoleFood Restaurant, Sotto Varalli, Spasso Italian Grill, Square 1682, Supper Restaurant, Swanky Bubbles, Swann Lounge and Café, Table 31, Tavern on Broad, Tazia Restaurant and Bar, Tequilas Restaurant, Terra Restaurant, The Capital Grille, The Melting Pot, The Palm — Philadelphia, The Plough and the Stars, The Prime Rib, Time, Tinto, Tír Na Nóg, Tokyo Hibachi Steakhouse and Sushi Bar, Tweed, Twenty Manning Grill, Valanni Restaurant and Lounge, Vango Restaurant and Lounge, XIX (Nineteen), Xochitl, Zahav, Zama and ZINC Restaurant
Those also offering the lunch special: Barbuzzo Restaurant, Bellini Grill, Bistro La Baia, Bistro St. Tropez, Branzino Italian Ristorante, Bridget Foy’s, Buddakan, Butcher and Singer, Caribou Café, Chez Colette at Sofitel Hotel, Cichetteria 19, City Tavern Restaurant, Con Murphy’s Irish Pub, Cooperage: A Wine & Whisky Bar, Cuba Libre Restaurant & Rum Bar, D’Angelo Ristorante Italiano and Lounge, Davio’s Northern Italian Steakhouse, Del Frisco’s Double Eagle Steak House, Devon Seafood Grill, DiNardo’s Famous Seafood, Downey’s Restaurant, Estia, Farmicia, Fat Salmon, Fork, Fuji Mountain Restaurant, GiGi Restaurant and Lounge, Girasole Ristorante, Il Portico Ristorante, La Famiglia Ristorante, La Fontana della Citta, Lacroix at the Rittenhouse, LaScala’s Restaurant and Bar, Le Bec-Fin, Le Castagne, M Restaurant at the Morris House Hotel, Max Brenner Chocolate by the Bald Man, McCormick & Schmick’s Fresh Seafood Restaurant, MIGA Korean BBQ & Bar, Mission Grill, Panini’s Trattoria, Percy Street Barbeque, Positano Coast by Aldo Lamberti, Q BBQ & Tequila, Ristorante La Buca, Sampan, Seafood Unlimited, Shiroi Hana Japanese Restaurant, SoleFood Restaurant, Square 1682, Tavern on Broad, Tequilas Restaurant, The Capital Grille, The Palm - Philadelphia, Tokyo Hibachi Steakhouse and Sushi Bar, Tweed, XIX (Nineteen), Zahav and Zama.

Center City District Restaurant Week presented by TD Bank is produced by Center City District and Rittenhouse Row. Sponsors include: Cadillac, Absolut Berri Acai Vodka, Philadelphia Convention and Visitors Bureau, Opentable.com, Philadelphia Parking Association and Philadelphia Parking Authority.
Top
11.	Playhouse on Park: Time for Change in West Hartford By Frank Rizzo August 11, 2010 — Hartford Courant — blog (CT)
Here’s a novel fundraiser.
Supporters of West Hartford’s Playhouse on Park are encouraged on Tuesday, Sept. 14 to take their change bowl, bring it to TD Bank at 29 South Main St. in West Hartford and donate it to the theater.
The “pocket-change appeal” is a pain-free way to donate to the theater. Supporters will be asked to use the Penny Arcade free coin-counting machine and then donate the money to the not-for-profit theater. Prizes will be awarded to the individual and group that raise the most money. Information: www.plauyhouseonpark.org.
Top
12.	Tennis Makes A Difference In Camden By Celeste E. Whittaker August 12, 2010 — Courier-Post (NJ)
CAMDEN — Eight-year-old twins Jaceline and Jacqueline Garcia, along with their older sister Thalia, 11, were having a ball playing tennis on a warm, sunny Wednesday morning at Rutgers-Camden University.
They hit and retrieved tennis ball, participated in drills and took breaks for water — making for an enjoyable learning experience.
The Garcias were among 25 children taking part in the Arthur Ashe Youth Tennis and Education summer program, which runs through Friday at the tennis courts at Rutgers-Camden and Dudley Grange Park in the city.
“I like playing with my friends, learning about backhands, forehands, everything,” said Jaceline, a student at Cramer Elementary. “This is my first year out here. I love just playing.”
“This is my first year and it’s really cool,” Thalia said. “I like everything about playing tennis. I might play when I get older. It gives me something to do in the summer.”
Based in Philadelphia, the mission of Arthur Ashe Youth Tennis and Education (AAYTE), named after the late tennis great, is “to create opportunities for a diverse cross-section of young people, especially those from low-income families and communities, to make positive choices in their lives, remain in and succeed in school, reject violence and other risky behaviors, and grow into active, responsible and productive citizens.”
The organization has a summer program, but also has year-round programs based in schools and community centers. It is present in about 40 schools and centers in Philadelphia and about five elementary schools in Camden year-round. A cut in the funding to New Jersey After 3 — a non-profit organization that partners with community groups to provide after-school programs — is challenging the after-school, year-round component in Camden.
On Wednesday, local business leaders from T.D. Bank, NFL Films, Amerihealth, among others, visited the tennis courts at Second and Pearl Streets at Rutgers-Camden, getting a first-hand look at what goes on. They also heard the youngsters read essays about how they positively impact their communities.
They get to meet some of the kids and hopefully have an investment into the Camden program,” said Jacqueline Patterson, director of development for AAYTE. “Hopefully, we can build some support for the after-school program. It doesn’t have to be financial support. It could be in other ways through volunteering and working with some of our kids.”
Tennis isn’t the only thing the youngsters learn about in Rutgers-Camden’s full-time summer program.
“The program has grown my leaps and bounds, both in terms of the number of kids we’re serving . . . (and) the depth and impact of the supports we’re providing,” said Kenny Holdsman, president of AAYTE. “We have tennis, of course, but also we have a reading element. We have heavy emphasis on nutrition. Then in the afternoon, this is a full-time program with Rutgers. We have a college exposure piece and also arts and yoga. A lot of parents asked us to make this into a full day program. With our partnership with Rutgers and Campbell’s Soup, we’ve really been able to expand the summer programs.”
Rutgers-Camden, along with Campbell’s Soup, helped sponsor the local initiative this summer. The children attend five days a week. At the Rutgers-Camden site, they are on the courts from 9 a.m. to noon and are provided breakfast and lunch, then have arts and crafts until about 2.
“We have 60 kids in Camden — 30 kids at each site,” Patterson said. “A lot of kids come from our after-school program in the fall, which is typically at five elementary schools. This year, a lot of our funding has been cut for the after-school programs. We’re hoping to build some corporate support so we can continue this.”
John McGinty, one of the instructors at the camp, said there’s been “terrific response.”
“I’m amazed at how much the students are interested in tennis,” he said. “We are filled.”
McGinty said they take the children through a series of progressive skill-building activities from the beginning of the summer to the end.
“In six weeks, their skills have jumped tremendously,” he said. “We’re looking for as much support as we can to go into (Camden) elementary schools two days a week. We were in five to seven elementary schools, but with (New Jersey’s After 3) cutbacks, we were cut back.”

Deshawn Casraiss, 9, is in the summer program for the second year and loves playing the sport with his friends.
“I like learning about tennis, forehands and volleys,” he said. “I go to Dudley Grange, too.”
Said 12-year-old Aniya Wilson: “This is my second year and it’s fun. We get to run around and hit the balls. I like tennis a lot.”
Top
13.	Former Red Sox Star Has Successful Business Based In Merrimack By Maryalice Gill August 12, 2010 — Merrimack Journal (NH)
MERRIMACK — Former Boston Red Sox player Rico Petrocelli has switched from smashing homers in front of sellout crowds to selling unique promotional services through his Merrimack-based business, Petrocelli Marketing Group.
The stellar “Impossible Dream” shortstop, remembered for his two heroic homers in Game 6 of the 1967 World Series, has worn a couple different caps since he retired from the Red Sox after spring training in 1977.
“I’ve always been business- minded, even when I played,” Petrocelli said. “I thought about what I was going to do after baseball was over, and if I hadn’t gotten into coaching or managing, what I would do. I was just always interested in business. It was exciting.”
Petrocelli dabbled in sports broadcasting, his own cleaning products company, coaching and managing the Pawtucket Red Sox, and his own baseball camp before launching his Merrimack marketing business and moving to Nashua.
Since he finished up with the Sox, though, business is the one arena that comes close to the spotlight at Fenway Park, he said.
“Playing baseball — that was the fun, that was the challenge,” Petrocelli said. “In fact, I thought maybe broadcasting might be a challenge similar to baseball, but after doing radio and TV since ‘77, it really hasn’t been. Even when the TV lights go on and you have to say something, it wasn’t the same excitement as being up at that plate at Fenway Park with the bases loaded and the game on the line — man, that’s such a high. It’s very hard to duplicate.
“The thing that comes very close to that is the business world, growing a business, the challenge every day. I couldn’t wait to get up to see clients, to research, to see where I could go, to see how I could talk and see the numbers grow. That was as close as anything ever came to being out there at Fenway Park.”
It all started one offseason with the Red Sox when Petrocelli, then a father of four, studied for and passed the real-estate broker’s exam in Massachusetts.
By the time he retired from professional baseball, he was already being recruited to be a radio personality. He did talk radio with Glenn Ordway at WITS, now WEEI, for a couple years before becoming a Red Sox sportscaster with Ken Coleman in 1979 on WITS-AM radio.
But he was still curious about getting into business. In the late ‘70s, Petrocelli took accounting and business management courses at Bentley College and Northeastern University to get some experience.
“It’s great to go to school and get your degree, but also, young people, when they come out of school, it’s a whole different ballgame,” Petrocelli said. “You’re actually dealing with customers, dealing with marketing and finance, the whole bit. It’s almost like going to school again.”
In the early ‘80s, with business courses under his belt and encouragement from a Sox fans out of Worcester, Mass., who were in couple sales and promotions, Petrocelli started Contract Cleaning from scratch.
He owned and operated the cleaning products company awhile before getting the baseball bug again. He started managing the Pawtucket Red Sox in 1992, and would coach and manage Red Sox-affiliated teams for the next couple years.
“The people in Pawtucket were fabulous — just to see how they ran their operations,” Petrocelli said. “Not just the financial end of it, the marketing end of it, whatever you wanted in a company. They should be a textbook on how to run a business — certainly in the sports business. They’re just terrific with fans, the media, you name it.”
But when Pawtucket wanted Petrocelli to start traveling to Venezuela and the Dominican Republic on recruiting trips, he opted to settle down in New England with his first granddaughter on the way. He ran his own baseball camps and clinics for a while before his son Michael approached him with the prospect of a promotions company.
“My son came to me and said, ‘You ought to look into this business. They’ve got a lot of sportswear and uniforms involved, all types of sports equipment, logos, jackets,’” Petrocellie said. “I thought, ‘That’s not a bad idea. I’m going to look into it.’
“I talked to a guy who was in it for a while, laid out a little plan and started to talk to some of the suppliers.”
Petrocelli started Petrocelli Marketing Group in 1999. It’s now a six-person, multimillion-dollar company out of Merrimack that provides unique promotional items, ideas and services for companies, organizations and schools across the country.
Despite their small business status in New Hampshire, Petrocelli Marketing Group deals with some big league accounts, including PC Connection, TD Bank, UPS, Sun Life Insurance and Assumption College, to name a few.
“I would think that the service is the biggest thing,” Petrocelli said. “One of the things we do is when there’s pressure from companies that need something right away, we have pretty good relationships with suppliers, so we can do that.”
Petrocelli Marketing Group offers 650,000 different promotional products to clients, including awards shaped like baseball bats and goodie bag items for golf events. But one thing you can get from Petrocelli Marketing Group that’s hard to find anywhere else is the celebrity connection.
“Celebrities — former players, especially — we can get them,” Petrocelli said. “And not just the local; national, too, somebody who played on the Knicks or the Rangers or Chicago or any of those teams, it goes all the way to California. ... “Sometimes you get a CEO who is from that area who transferred here and loves so and so, and so we might get a Red Sox player or Patriots player, and somebody from that area.”
Former Red Sox standouts such as Luis Tiant, Jim Lonborg and Jim Rice; Bruins Rick Middleton, Ken Hodge and Brad Park; Patriots Steve Grogan, Steve Nelson and Russ Francis; and Celtics star JoJo White have all made appearances at Petrocelli Marketing Group events, golfing, signing autographs, taking photos and even having dinner with attendees.
Petrocelli also makes engagements as a motivational speaker on everything from sales to management topics. He said he books about 15 speaking events a year, although he’d like to pick up more.
“I try to talk about what qualities a successful person has compared to athletes,” Petrocelli said. “I talk about the athletes, the superstars, the real top players and their characteristics besides their ability — building character traits and attitudes.”
He recently lobbed a ball into the political arena, endorsing former Attorney General Kelly Ayotte, a Nashua Republican, for U.S. Senate.
In the business world, Petrocelli says he sometimes gets attention for his sports status, although he says it doesn’t matter much in the end.
“It’s helped, being a former Red Sox player,” he said. “They like to talk about the Red Sox, but they know I’m there to talk to them about the company, what we have to offer, and they listen.
“At that point, you have to compete with other companies, so there’s really no advantage. You want to get the chance to do the job for them, so I try to say, ‘OK, say you use five products, you’re pretty happy with your company. Just give me one product next time ... and let’s see what you come up with.”
The challenges of business can be just as tough as major league baseball, he said.
“You’ve got to pay the bills, you’ve got to get more business. It never ends,” Petrocelli said. “It’s like a season. You can have a great season as a ballplayer, but there’s no guarantee you’ll have another one the next year. It’s the same idea in business.”
Petrocelli still works for and is president of Petrocelli Marketing Group, but he turned company ownership over to his son Michael two years ago.
“He’s done a real good job,” Petrocelli said. “He came with me for about three years before I turned it over to him, and he did a heck of a job increasing volume and all of that. That was my plan, like most fathers want to see their sons take over. That was the plan, and at the time I thought the time was right.

“You talk about experience; well, he’s gone through this difficult economic time, this year and a half or whatever, and he’s done very well.”
Petrocelli also does a radio show on Sirius XM Radio from 8-10 a.m. Saturdays.
At 67 and living in Nashua to be close to his grandchildren, Petrocelli said he doesn’t plan to retire anytime soon.
“No, when I’m flat in somebody’s funeral home, that’s when I’m going to retire,” he said with a laugh. “Maybe on a golf course — but I don’t really want to. As long as I can be helpful, I just like to keep going.”
Top
INDUSTRY NEWS
1.	Outdoing Fed, FDIC Targets Checks, ACH Overdrafts By Joe Adler August 12, 2010 — American Banker
WASHINGTON — The Federal Deposit Insurance Corp. ramped up pressure Wednesday on the banking industry to curb overdraft fees, releasing proposed guidelines that would go beyond recent Federal Reserve Board rules.
The proposal, which would only apply to banks supervised by the agency, said institutions should give customers the chance to opt out of overdraft programs for their checking accounts and any automated clearing house transfers, as well as monitor overdraft usage to avoid unfair consumer fees.
It expands on the central bank’s rules, which required banks to get customers permission before allowing them overdraft protection on automated teller machine and debit transactions.
Industry representatives immediately called the proposal too prescriptive.
“As a conceptual matter we think risk management is an appropriate area to focus on. What we have concerns about is how precisely the FDIC proposes that it be administered,” said Richard Riese, the director of the American Bankers Association’s Center for Regulatory Compliance.
The FDIC guidance comes a little over a month after the Fed rules went into effect on July 1, which many bankers already had complained would cut into profits.
But the agency signaled that the central bank’s restrictions did not go far enough. Customers should have the chance to opt out of overdraft coverage for normal checking accounts, the agency said. The proposed guidance, which focuses mainly on automated overdraft programs and not those covering overdrafts on a case-by-case basis, would also compel banks to alert customers about alternatives to certain overdraft programs if they are charged fees six times in a year.

While the Fed “did not address the payment of overdrafts resulting from nonelectronic transactions, such as paper checks or ACH transfers, the FDIC believes institutions should allow customers to decline overdraft coverage ... for these transactions and honor an opt-out request,” the agency said.
Sandra Thompson, the head of the FDIC’s division of supervision and consumer protection, pointed to a 2008 FDIC study on overdraft usage, which said such programs were being abused.
“We wanted people to know that there are alternatives because these overdraft fees can be excessive and quite costly,” Thompson said in an interview.
The guidance would require regular board oversight — including an annual review — of automated overdraft programs and steps to minimize the potential for customer confusion in the marketing of overdraft programs.
In addition, the FDIC would expect institutions to set daily limits on customer overdraft costs, such as capping the amount of transactions carrying a fee, or putting a dollar limit on total fees charged in one day.
Institutions would also need to monitor automated programs to cut down on “excessive or chronic customer use.”
The agency said institutions should take action in cases where a customer’s account is overdrawn and a fee is charged at least six times over a one-year period. Such action could include contacting the customer to discuss less costly account options and giving customers a “reasonable opportunity” to decide whether to keep their fee-based protection.
The agency said it was particularly interested in comment on whether a bank should begin having that conversation after the sixth transaction fee. Ultimately, the agency said, customers should then have the choice if they want to stay in the overdraft program, or not. (The proposal’s comment period lasts 45 days.)
“The bank would explain, for example, that it also offers linked savings accounts, overdraft lines of credit or small-dollar loans, each of which may be less expensive than the automated overdraft program,” the agency said.
Thompson said it was important for banks “to be proactive in reaching out to excessive users.”
But Riese said many banks already offer opt-outs, and “have promoted the notion of keeping customers informed about the range of options they have.”
He expressed concern about the six-transaction trigger, arguing examiners may use the standard too heavily in scrutinizing banks.
“It’s always tough to use a bright line in guidance because what ends up happening is examiners look at that suggested standard and that is the standard that they use,” Riese said.
He said that the expressed mention of nonelectronic transactions for the purpose of allowing an opt-out may not be necessary.

“We have a rule by the Fed that addressed the areas that research ... showed had the greatest exposure for consumers. That was the one-time debit and ATM transactions,” he said. “We acknowledge that’s an area that should appropriately receive greater scrutiny. That same research showed that the vast majority of customers want checks and ACH and recurring debit paid, and by implication that’s not where the problem is. That is where the programs are working and are providing undisputed value for customers.”
Thompson agreed that “many banks already do a lot of what is in the guidance,” but she said it was important to seek input to improve the process further.
“We are seeking comment on every aspect of this guidance because this is very important to institutions and consumers,” she said. “We want the benefit of the expertise of those in the industry so that we can make informed decisions.”
Some observers had other concerns. Cary Whaley, a vice president for payments and technology policy at the Independent Community Bankers of America, said even though the proposed guidance appears to target automated overdraft programs, it is not entirely clear whether case-by-case programs — known as “ad hoc” overdrafts — will also be impacted. He said ad hoc programs used by community banks have not elicited concerns.
“For community banks this is the way we have done business, strong customer service and calling the customer when there is an overdraft,” Whaley said. “What they haven’t done in the past is track it. That’s going to involve software, and a lot of procedural compliance to prove that they’re doing what they’ve traditionally done.”
Whaley said that while ad hoc is “not the target” of the proposed guidance, “it’s not specifically exempted from this.” “That could burden community banks with unnecessary compliance for providing a service that’s essential to their business model,” he said.
Other groups were more supportive of the proposal.
“Consumers who are sold the product in a less-than-transparent manner will only feel harmed and ultimately distrustful of the institution which sold the product and the banking industry in general,” said Neil Milner, the president and chief executive of the Conference of State Bank Supervisors.
Top
2.	New Federal Rules Are Aimed At Containing Big Debit Overdraft Fees Shuffling the cards By Patricia Sabatini August 12, 2010 — Pittsburgh Post-Gazette
Come the end of the week, you won’t have to worry anymore about inadvertently spending $35 for a candy bar or can of Coke — unless you want to.
New federal regulations are about to kick in aimed at helping people avoid getting blindsided by big debit card overdraft fees.
The new overdraft rules require banks to get customers’ permission before enrolling them in so-called courtesy overdraft protection on ATM and debit card transactions. Previously,

many banks automatically enrolled people in the programs, generating billions in overdraft fees.
The way the programs work, customers can rack up hundreds of dollars in fees making everyday purchases with debit cards before realizing their account is overdrawn. Buying a $2 bag of chips at the convenience store, without the funds to cover it, triggers the typical $30 to $40 fee.
Often banks will tack on an additional charge, called a “continuous” overdraft fee, if the account remains overdrawn for more than a few days. Fees are compounded by banks’ proclivity for subtracting the biggest transactions first, making it more likely the account is overdrawn.
Under the new rules, people who don’t expressly opt in to overdraft coverage by the end of the day Friday will simply have their debit card purchases or ATM withdrawals denied if there’s not enough money in the account. (The changes were effective July 1 for customers opening new accounts.)
The new regulations don’t affect checks or online bill payments, which can still overdraw an account and trigger fees.
The new law is poised to curtail a major source of revenue for banks, which last year collected an estimated $38 billion in insufficient funds and overdraft fees. PNC Financial Services Group, Pittsburgh’s biggest bank, has said the changes were expected to cost it $145 million in the second half of this year alone.
With so much on the line, some banks have launched aggressive campaigns to convince people to sign up for overdraft protection.
“It’s a vital revenue stream. Banks are certainly wanting to protect that revenue stream,” said Greg McBride, financial analyst at Bankrate.com.
Citizens Bank, the second biggest bank in Pittsburgh, has been mailing notices to customers explaining the new rules and following up with e-mails urging customers to act.
“ACTION REQUESTED to avoid changes to your account” was the subject line in an e-mail to Citizens customers in late July.
As of last week, PNC had not sent any e-mails about the new rules, a spokesman said. Mailers gave a phone number for people to opt in to coverage.
Both the Citizens and PNC mailers noted that customers who do not want coverage do not need to take any action. Customers who change their mind later can opt in or out at any time.
“For most people, there’s no need to opt in,” Mr. McBride said.
If a debit card transaction is denied, “that [usually] is not a crisis” because people have other payment options such as cash or credit cards, he said.
For some strapped consumers, however, the choice might be harder.

“No one wants to pay a $35 overdraft fee so they can get a latte and a scone. But if you’re 300 miles from home and the car breaks down and you have no other method of payment, do you want that transaction to go through? Everyone will have to decide what’s the best course to take,” Mr. McBride said.
But even opting in to coverage does not guarantee that all transactions will be approved.
As PNC’s mailer explained, “The bank has the discretion to approve or decline a transaction that causes the account to become overdrawn.”
Some industry observers have been warning that banks faced with declining revenue would look for ways to make up the shortfall, such as hiking other fees or doing away with free checking.
Mr. McBride said a lot would depend on what types of customers continue to participate in overdraft protection.
A yearlong Federal Deposit Insurance Corp. survey found that 14 percent of account holders generated 93 percent of overdrafts.
“If that 14 percent overwhelmingly opts in, then maybe banks don’t take the hit to overdraft revenue that some of the forecasts were indicating,” Mr. McBride said. “Then maybe they won’t be so quick to limit free checking or hike other fees.”
Overall, roughly 25 percent of Americans planned to opt in to overdraft coverage, according to an online poll last month by the National Foundation for Credit Counseling. The organization called the unexpectedly large percentage “disturbing.”
Banks offer another form of overdraft protection less costly than courtesy coverage. It pulls money from a customer’s savings account to cover a deficit in checking.
Because customers are using their own money to cover the shortfall, not borrowing from the bank, the fees are much lower, typically $10 per occurrence.
A linked account “is something everyone should have because everyone can slip up,” Mr. McBride said.
Of course, there has to be money in the savings account to tap.
Top
3.	Visa Enhances Its Small-Business Network By Andrew Johnson August 12, 2010 — American Banker
Small-business owners now have more ways to interact with other entrepreneurs on the Visa Business Network.
The online portal, which Visa Inc. first rolled out in 2008, is free to join for any owner. The San Francisco payments company on Wednesday said that in response to user feedback it added new features, including how-to guides with advice for meeting various business goals, avenues for business owners to seek out mentoring from other owners and the ability to post questions and answers.
Visa also added access to articles and other information resources that other members have deemed important.
“From step-by-step guidance on common business practices, to providing access to other small businesses that have overcome similar challenges, this site delivers a wealth of practical tools that support small businesses,” Raghav Lal, the head of global small business for Visa, said in a press release.
Top
The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial

Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.